Exhibit 99.1
News Release

June 25, 2015

Rubicon Minerals Announces Results of its 2015 Meeting of Shareholders

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) announces that all resolutions were passed at the Annual General and Special Meeting of Shareholders (the “Meeting”) held on Wednesday, June 24, 2015 in Toronto, Ontario.

The voting at the Meeting was conducted by a show of hands and all resolutions were approved. Had a poll been taken, the detailed results of the votes cast by proxy in respect of the election of the directors is set out as below. At the Meeting, the number of directors was set at six and all director nominees listed in the Company’s management information circular dated May 12, 2015 were elected as directors of the Company.

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy
David R. Beatty	177,841,682	97.24%
Julian Kemp	179,339,789	98.06%
Michael A. Lalonde	179,467,917	98.13%
Peter M. Rowlandson	179,413,412	98.10%
Bruce A. Thomas	172,644,624	94.40%
Michael D. Winship	179,369,014	98.08%

At the Meeting, the shareholders also approved the Company’s Employee Share Purchase Plan and Long-Term Incentive Plan. In addition, shareholders appointed PricewaterhouseCoopers LLP as auditors of the Company and approved certain amendments to the Company’s stock option plan.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

PR15-13 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA M5C 1Y2
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